Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SOLARGAPS INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF AUGUST, A.D. 2016, AT 7:45 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

CERTIFICATE OF INCORPORATION OF

SOLARGAPS INC.

ARTICLE I. The name of the corporation is SOLARGAPS INC. (the "Corporation").

ARTICLE II. The address of the Corporation's registered office in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, County of Kent, 19904. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV. The aggregate number of shares which the Corporation shall have authority to issue is 10,000,000 shares of capital stock, par value $0.00001 per share, all of which shall be designated "Common Stock."

ARTICLE V. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII.

(A)   To the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"), as the same may be amended from time to time, or by any other applicable state law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or other applicable state law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or such other applicable state law, as so amended.

(B)   To the fullest extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) such directors and officers (and any other persons to which Delaware or other applicable state law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL or other applicable state law, subject only to limits created by applicable Delaware or other state law (statutory or non-statutory), with respect to actions for breach of duty to a corporation, its stockholders, and others.

(C)   Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of a director or officer of the Corporation, or other person indemnified by the Corporation, with respect to any acts or omissions of such director, officer or other person existing at the time of such repeal or modification.

ARTICLE VIII. The name and mailing address of the incorporator are as follows: Inna Efimchik, c/o WHITE SUMMERS CAFFEE & JAMES LLP, 541 Jefferson Avenue, Suite 100, Redwood City, CA 94063.

Executed this 15th day of August, 2016 at Redwood City, CA.

Inna Efimchik, Incorporator